Exhibit 99.2

New Oriental Announces Cash Dividend and Share Repurchase Program

BEIJING, Oct. 28, 2025 /PRNewswire/ — New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), a provider of private educational services in China, today announced that to implement its three-year shareholder return plan adopted in July 2025 for the fiscal year 2026, its board of directors has approved an ordinary cash dividend and a share repurchase program.

The ordinary cash dividend of US$0.12 per common share, or US$1.2 per ADS, will be distributed in U.S. dollars in two installments: (i) the first installment, US$0.06 per common share, or US$0.6 per ADS, will be paid to holders of common shares and ADSs of record as of the close of business on November 18, 2025, Beijing/Hong Kong Time and New York Time, respectively; and (ii) the second installment, US$0.06 per common share, or US$0.6 per ADS, will be paid to holders of common shares and ADSs of a record date to be further determined by the board of directors of the Company in due course. The payment date for the first installment is expected to be on or around December 2, 2025 and December 5, 2025 for holders of common shares and holders of ADSs, respectively. The payment date for the second installment is expected to be around six months after the payment date of the first installment. Further details regarding the record date and payment date for the second installment will be announced by the Company in due course.

The aggregate amount of the cash dividend to be paid in two installments is expected to be approximately US$190 million. For holders of common shares, in order to qualify for the first installment of the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on November 18, 2025 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

Pursuant to the share repurchase program, the Company may repurchase up to US$300 million of its ADSs or common shares over the next 12 months. The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The board of directors of the Company will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its existing cash balance.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively and efficiently manage changes of its existing business and new business; its ability to execute its business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; its ability to attract students without a significant increase in course fees; its ability to maintain and enhance its “New Oriental” brand; its ability to maintain consistent teaching quality throughout its school network, or service quality throughout its brand; its ability to achieve the benefits it expects from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of its senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in its annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong

FTI Consulting

Tel: +852 3768 4548

Email: rita.fong@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

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